Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2007	2007	2007	2006	2006	2007	2006

Interest, Dividend and Fee Income
Loans (Note 2)	$2,935	$2,839	$2,812	$2,739	$2,664	$8,586	$7,246
Securities	786	731	726	589	587	2,243	1,569
Deposits with banks	291	230	220	214	216	741	555

	4,012	3,800	3,758	3,542	3,467	11,570	9,370

Interest Expense
Deposits	1,968	1,833	1,776	1,686	1,536	5,577	4,057
Subordinated debt	46	40	43	43	43	129	126
Preferred shares and capital trust securities	24	26	25	25	24	75	74
Other liabilities	727	697	718	573	630	2,142	1,584

	2,765	2,596	2,562	2,327	2,233	7,923	5,841

Net Interest Income	1,247	1,204	1,196	1,215	1,234	3,647	3,529
Provision for credit losses (Note 3)	91	59	52	16	42	202	160

Net Interest Income After Provision for Credit Losses	1,156	1,145	1,144	1,199	1,192	3,445	3,369

Non-Interest Revenue
Securities commissions and fees	299	303	278	247	260	880	804
Deposit and payment service charges	180	182	183	183	187	545	546
Trading revenues (losses) (Note 2)	40	(10)	(352)	90	186	(322)	628
Lending fees	102	100	99	90	92	301	247
Card fees	79	70	63	105	106	212	291
Investment management and custodial fees	81	81	77	76	77	239	222
Mutual fund revenues	151	140	137	130	128	428	369
Securitization revenues	65	83	87	55	21	235	45
Underwriting and advisory fees	160	159	106	104	92	425	303
Securities gains, other than trading	6	48	44	46	51	98	99
Foreign exchange, other than trading	30	33	21	27	24	84	75
Insurance income	55	77	46	49	58	178	155
Other (Note 2)	60	58	81	44	54	199	211

	1,308	1,324	870	1,246	1,336	3,502	3,995

Net Interest Income and Non-Interest Revenue	2,464	2,469	2,014	2,445	2,528	6,947	7,364

Non-Interest Expense
Employee compensation (Note 6)	1,024	969	931	934	958	2,924	2,890
Premises and equipment	325	320	308	328	299	953	883
Amortization of intangible assets	11	13	11	11	10	35	33
Travel and business development	72	64	59	76	64	195	177
Communications	38	42	33	39	36	113	92
Business and capital taxes	–	17	24	19	23	41	75
Professional fees	62	67	64	92	65	193	195
Other	127	122	108	114	145	357	395

	1,659	1,614	1,538	1,613	1,600	4,811	4,740

Restructuring Charge (Note 7)	–	–	135	–	–	135	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	805	855	341	832	928	2,001	2,624
Income taxes (Note 2)	127	165	(26)	117	199	266	600

	678	690	367	715	729	1,735	2,024
Non-controlling interest in subsidiaries	18	19	19	19	19	56	57

Net Income	$660	$671	$348	$696	$710	$1,679	$1,967

Preferred share dividends	$9	$13	$9	$8	$6	$31	$22
Net income available to common shareholders	$651	$658	$339	$688	$704	$1,648	$1,945
Average common shares (in thousands)	499,793	500,510	501,136	500,432	500,762	500,480	501,536
Average diluted common shares (in thousands)	507,913	509,943	510,320	510,166	509,991	509,242	511,513

Earnings Per Share (Canadian $)
Basic	$1.30	$1.31	$0.68	$1.37	$1.41	$3.29	$3.88
Diluted	1.28	1.29	0.67	1.35	1.38	3.24	3.80
Dividends Declared Per Common Share	0.68	0.68	0.65	0.62	0.62	2.01	1.64

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2007 • 25

Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at

	July 31,	April 30,	January 31,	October 31,	July 31,
	2007	2007	2007	2006	2006

Assets
Cash Resources	$25,041	$19,502	$22,873	$19,608	$20,160

Securities
Investment (Note 2)	–	–	–	14,166	11,359
Available-for-sale (Note 2)	17,046	17,529	18,235	–	–
Other (Note 2)	1,456	1,460	1,465	1,414	1,425
Trading	67,716	63,600	58,401	51,820	45,455
Loan substitutes	11	11	11	11	11

	86,229	82,600	78,112	67,411	58,250

Loans (Note 2)
Residential mortgages	62,297	62,908	63,109	63,321	63,591
Consumer instalment and other personal	33,009	31,913	31,474	30,418	29,693
Credit cards	4,347	3,899	3,764	3,631	5,049
Businesses and governments	63,795	60,956	58,108	56,030	53,433
Securities borrowed or purchased under resale agreements	34,216	35,063	41,843	31,429	31,865

	197,664	194,739	198,298	184,829	183,631
Customers’ liability under acceptances	8,993	9,530	8,252	7,223	7,369
Allowance for credit losses (Note 3)	(1,045)	(1,059)	(1,078)	(1,058)	(1,107)

	205,612	203,210	205,472	190,994	189,893

Other Assets
Derivative financial instruments (Note 2)	30,030	38,711	37,361	30,411	32,247
Premises and equipment	2,015	2,047	2,057	2,047	1,942
Goodwill	1,232	1,252	1,306	1,098	1,104
Intangible assets	149	174	207	152	163
Other (Note 2)	8,846	9,031	8,103	8,257	7,850

	42,272	51,215	49,034	41,965	43,306

Total Assets	$359,154	$356,527	$355,491	$319,978	$311,609

Liabilities and Shareholders’ Equity
Deposits (Note 2)
Banks	$30,561	$28,256	$33,811	$26,632	$26,362
Businesses and governments	120,757	114,504	104,994	100,848	99,821
Individuals	77,709	78,855	78,309	76,368	75,911

	229,027	221,615	217,114	203,848	202,094

Other Liabilities
Derivative financial instruments (Note 2)	30,543	40,192	38,842	31,446	31,418
Acceptances	8,993	9,530	8,252	7,223	7,369
Securities sold but not yet purchased	28,551	24,692	19,472	15,398	14,271
Securities lent or sold under repurchase agreements	30,992	31,027	40,965	31,918	28,148
Other (Note 2)	10,682	10,055	11,083	10,758	9,277

	109,761	115,496	118,614	96,743	90,483

Subordinated Debt (Notes 2 and 8)	3,446	2,395	2,745	2,726	2,729

Preferred Share Liability (Note 9)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 9)	5,318	5,272	5,225	4,827	4,765
Contributed surplus	56	55	55	49	47
Retained earnings (Note 2)	11,158	11,017	10,836	10,974	10,653
Accumulated other comprehensive loss (Note 2)	(1,212)	(923)	(698)	(789)	(762)

	15,320	15,421	15,418	15,061	14,703

Total Liabilities and Shareholders’ Equity	$359,154	$356,527	$355,491	$319,978	$311,609

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

26 • BMO Financial Group Third Quarter Report 2007

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006

Net income	$660	$710	$1,679	$1,967
Other Comprehensive Income
Net change in unrealized losses on available-for-sale securities	(59)	–	(55)	–
Net change in cash flow hedges	(110)	–	(154)	–
Net gain (loss) on translation of net foreign operations	(120)	44	(166)	(150)

Total Comprehensive Income	$371	$754	$1,304	$1,817

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006

Preferred Shares
Balance at beginning of period	$946	$596	$596	$596
Issued during the period	–	–	350	–

Balance at End of Period	946	596	946	596

Common Shares
Balance at beginning of period	4,326	4,145	4,231	4,022
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	30	22	85	62
Issued under the Stock Option Plan	41	24	109	126
Issued on the exchange of shares of a subsidiary corporation	–	–	1	–
Repurchased for cancellation (Note 9)	(25)	(22)	(54)	(41)

Balance at End of Period	4,372	4,169	4,372	4,169

Contributed Surplus
Balance at beginning of period	55	45	49	35
Stock option expense	1	2	7	12

Balance at End of Period	56	47	56	47

Retained Earnings
Balance at beginning of period	11,017	10,395	10,974	9,801
Cumulative impact of adopting new accounting requirements for financial instruments, net of income taxes of $39 (Note 2)	–	–	(71)	–
Net income	660	710	1,679	1,967
Dividends – Preferred shares	(9)	(6)	(31)	(22)
– Common shares	(340)	(310)	(1,005)	(822)
Common shares repurchased for cancellation (Note 9)	(170)	(136)	(379)	(271)
Share issue expense	–	–	(9)	–

Balance at End of Period	11,158	10,653	11,158	10,653

Accumulated Other Comprehensive Loss on Available-for-Sale Securities
Balance at beginning of period	7	–	–	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	–	–	3	–
Unrealized losses on available-for-sale securities arising during the period (net of income taxes of $39 and $35)	(73)	–	(65)	–
Reclassification of realized losses to earnings in the period (net of income taxes of $10 and $8)	14	–	10	–

Balance at End of Period	(52)	–	(52)	–

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	(95)	–	–	–
Impact of new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	–	–	(51)	–
Losses on cash flow hedges arising during the period (net of income taxes of $55 and $79)	(109)	–	(156)	–
Reclassification to earnings of losses (gains) on cash flow hedges (net of income taxes of $1 and $1)	(1)	–	2	–

Balance at End of Period	(205)	–	(205)	–

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(835)	(806)	(789)	(612)
Unrealized gain (loss) on translation of net foreign operations	(375)	124	(501)	(400)
Impact of hedging translation gains (losses) of net foreign operations (net of income taxes of $135, $41, $178 and $133)	255	(80)	335	250

Balance at End of Period	(955)	(762)	(955)	(762)

Total Accumulated Other Comprehensive Loss	(1,212)	(762)	(1,212)	(762)

Total Shareholders’ Equity	$15,320	$14,703	$15,320	$14,703

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2007 • 27

Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006

Cash Flows from Operating Activities
Net income	$660	$710	$1,679	$1,967
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	–	1	–	9
Net gain on securities, other than trading	(6)	(52)	(98)	(108)
Net (increase) in trading securities	(5,145)	(1,104)	(17,042)	(2,073)
Provision for credit losses	91	42	202	160
Gain on sale of securitized loans (Note 4)	(41)	(13)	(155)	(25)
Change in derivative financial instruments
(Increase) decrease in derivative asset	9,064	(719)	1,016	(1,418)
Increase (decrease) in derivative liability	(9,837)	974	(1,266)	3,277
Amortization of premises and equipment	100	88	291	265
Amortization of intangible assets	11	10	35	33
Net decrease in future income taxes	(61)	(69)	(140)	(68)
Net increase (decrease) in current income taxes	(5)	359	(589)	124
Change in accrued interest
(Increase) decrease in interest receivable	1	(121)	126	(159)
Increase in interest payable	126	106	159	96
Changes in other items and accruals, net	(139)	1,106	926	1,044

Net Cash Provided by (Used in) Operating Activities	(5,181)	1,318	(14,856)	3,124

Cash Flows from Financing Activities
Net increase in deposits	11,192	6,367	28,296	10,849
Net increase (decrease) in securities sold but not yet purchased	3,974	(1,417)	13,309	(1,853)
Net increase (decrease) in securities lent or sold under repurchase agreements	631	(3,484)	(38)	6,142
Net increase (decrease) in liabilities of subsidiaries	160	(369)	362	354
Repayment of subordinated debt	(150)	(300)	(483)	(425)
Proceeds from issuance of subordinated debt	1,200	–	1,200	700
Proceeds from issuance of preferred shares	–	–	350	–
Proceeds from issuance of common shares	71	46	194	188
Share issue expense	–	–	(9)	–
Common shares repurchased for cancellation (Note 9)	(195)	(158)	(433)	(312)
Dividends paid	(349)	(316)	(1,036)	(844)

Net Cash Provided by Financing Activities	16,534	369	41,712	14,799

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(5,226)	(175)	(5,370)	716
Purchases of securities, other than trading	(13,133)	(4,947)	(32,650)	(11,322)
Maturities of securities, other than trading	6,885	3,509	20,899	6,878
Proceeds from sales of securities, other than trading	6,043	1,871	8,355	4,263
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(6,299)	(4,113)	(15,599)	(16,153)
Proceeds from securitization of loans (Note 4)	1,207	978	2,636	2,753
Net (increase) decrease in securities borrowed or purchased under resale agreements	368	1,400	(3,544)	(4,067)
Premises and equipment — net purchases	(96)	(181)	(251)	(379)
Acquisitions (Note 5)	(2)	–	(387)	(76)

Net Cash Used in Investing Activities	(10,253)	(1,658)	(25,911)	(17,387)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(210)	23	(460)	(146)

Net Increase in Cash and Cash Equivalents	890	52	485	390
Cash and Cash Equivalents at Beginning of Period	2,053	2,750	2,458	2,412

Cash and Cash Equivalents at End of Period	$2,943	$2,802	$2,943	$2,802

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

28 • BMO Financial Group Third Quarter Report 2007

Notes to Consolidated Financial Statements
For the nine months ended July 31, 2007 (Unaudited)

Note 1 • Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2006 as set out on pages 96 to 133 of our 2006 Annual Report. These consolidated financial  statements  have  been  prepared  in  accordance with  Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2006, except as described in Note 2.

Note 2 • Changes in Accounting Policy
On November 1, 2006, we adopted the Canadian Institute of Chartered Accountants’ (“CICA’s”) accounting requirements for securities, hedging derivatives, other comprehensive income and certain other financial instruments. Prior periods have not been restated.
      On November 1, 2006, we made the following adjustments to our balance sheet to adopt the new requirements:

(Canadian $ in millions)	As at

November 1, 2006

Increase (decrease)
Consolidated Balance Sheet
Available-for-sale securities (a)	$4
Loans (b)(ii),(d)	(87)
Other assets	51
Derivative financial instruments — asset (b)	70
Deposits (b)(ii)	38
Derivative financial instruments — liability (b)	110
Subordinated debt (b)(ii)	9
Retained earnings	(71)
Accumulated other comprehensive income - available-for-sale securities (a)	3
Accumulated other comprehensive loss - cash flow hedges (b)(i)	(51)

The impact of these changes on our Consolidated Statement of Income is as follows:

	For the three	For the nine
(Canadian $ in millions)	months ended	months ended

	July 31,	July 31,
	2007	2007

Increase (decrease) in net income
Consolidated Statement of Income
Interest, Dividend and Fee Income — Loans (d)	$4	$7
Non-Interest Revenue — Trading revenues (losses) (c)	12	15
Non-Interest Revenue — Other (b)(i)(ii)	–	(3)
Income taxes	(6)	(7)

Net Income	$10	$12

Other Comprehensive Income
The new rules require that we present a new Consolidated Statement of Comprehensive Income, which is comprised of net income, changes in unrealized gains or losses related to available-for-sale securities, changes in unrealized gains or losses related to cash flow hedges and the net unrealized foreign exchange gain or loss for the period related to our net investment in foreign operations. This statement has been included above our Consolidated Statement of Changes in Shareholders’ Equity.
(a) Securities
The new rules require that we reclassify certain of our securities previously classified as investment securities as either available-for-sale or held-to-maturity securities.
     Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the security is either sold, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The criteria for other than temporary impairment remain unchanged. Available-for-sale securities where there is no quoted market price, including securities whose sale is restricted, will continue to be recorded at amortized cost. We have not classified any of our investment securities as held-to-maturity.
     The new rules do not impact accounting for our merchant banking investments or investments in corporate equity where we exert significant influence, but not control. These are recorded as other securities on our Consolidated Balance Sheet. Additional information on our policies related to securities, determining fair value and other than temporary impairment is included in Note 3 to our consolidated financial statements for the year ended October 31, 2006.
     On November 1, 2006, we remeasured our available-for-sale securities at fair value, as appropriate. A net unrealized gain of $3 million was recorded in opening accumulated other comprehensive income.
(b) Hedging Derivatives
The new rules require us to record all of our hedging derivatives at fair value. Prior to November 1, 2006, we accounted for derivatives that qualified as accounting hedges on an accrual basis.
     The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. We will continue to designate our hedges as either cash flow hedges or fair value hedges. A description of the items or transactions that we hedge and the risk management policy for each type of hedge is included in Note 9 to our consolidated financial statements for the year ended October 31, 2006.
(i) Cash Flow Hedges
Cash flow hedges are used to manage the possible increase or decrease in interest income or expense related to variable rate assets and liabilities due to changes in interest rates.
     Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in the Consolidated Statement of Income over the life of the hedge.
     To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in the Consolidated Statement of Income. The ineffective portion of our cash flow hedges totalled $6 million for the quarter ended July 31, 2007 ($9 million for the nine months ended July 31, 2007).

BMO Financial Group Third Quarter Report 2007 • 29

     For hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized to interest, dividend and fee income in the Consolidated Statement of Income over the remaining term of the original hedge. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income in the Consolidated Statement of Income. The amount of other comprehensive loss that is expected to be reclassified to the Consolidated Statement of Income over the next 12 months is $67 million ($44 million after tax). This will be offset by increased net interest income on assets and liabilities that are hedged.
     On November 1, 2006, we remeasured our cash flow hedge derivatives at fair value. The portion of the fair value that offset the fair value of the hedged item totalled $8 million ($5 million after tax) and was recorded in opening accumulated other comprehensive income. The ineffective portion of cash flow hedges recorded in opening retained earnings totalled less than $1 million. We also reclassified $86 million ($56 million after tax) of deferred losses related to cash flow hedges that were discontinued prior to November 1, 2006 from other assets to opening accumulated other comprehensive income.
(ii) Fair Value Hedges
Fair value hedges are used to manage possible changes in the value of our fixed rate assets and liabilities due to changes in interest rates. For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (quasi fair value). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value adjustment to the hedged item (the ineffectiveness of the hedge), the net amount will be recorded directly in non-interest revenue, other in the Consolidated Statement of Income. The ineffective portion of our fair value hedges totalled $1 million for the quarter ended July 31, 2007 ($2 million for the nine months ended July 31, 2007).
     For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment on the hedged item will be recorded as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment would be included in the determination of the gain or loss on sale or settlement.
      When we remeasured fair value hedging derivatives to fair value on November 1, 2006, we made a corresponding adjustment to the carrying value of the items that we hedge with those derivatives (quasi fair value adjustment). The difference between these two amounts was recorded in opening retained earnings and totalled less than $1 million. On November 1, 2006, we also reclassified deferred amounts related to fair value hedges that were discontinued prior to November 1, 2006 from other assets to adjust the carrying amount of the items that were previously hedged. Quasi fair value adjustments related to these two activities were comprised of an increase in loans of $3 million, an increase in deposits of $38 million, an increase in subordinated debt of $9 million and an increase in other assets of $6 million.
(c) Fair Value Option
The new rules allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must be designated on November 1, 2006 when the new standard was adopted or when new financial instruments are acquired, and the designation is irrevocable.
      Structured notes issued by the Bank include embedded options. The Bank enters into derivatives which manage our exposure to changes in the structured note fair value caused by changes in interest rates. The structured notes are designated as trading under the fair value option which better aligns the accounting result with how the portfolio is managed. These notes are classified as other liabilities. The fair value and amount due at contractual maturity of these notes as at July 31, 2007 was $572 million and $591 million, respectively. The impact of recording these notes as trading was an increase in non-interest revenue, trading revenues of $12 million for the quarter ended July 31, 2007 ($15 million for the nine months ended July 31, 2007). The increase was offset by a loss on the derivatives.
     Securities in our insurance subsidiaries that support our insurance liabilities have been designated as trading under the fair value option. Since the actuarial calculation of insurance liabilities is based on the recorded value of the securities supporting them, recording the securities at fair value better aligns the accounting result with how the portfolio is managed. The fair value of these securities as at July 31, 2007 was $30 million. The impact of recording these securities as trading was an increase in non-interest revenue, insurance income of less than $1 million for both the quarter and nine months ended July 31, 2007.
      On November 1, 2006, we remeasured the portfolio of structured notes and certain of our insurance subsidiary securities at fair value. The net unrealized loss of less than $1 million was recorded in opening retained earnings.
(d) Effective Interest Method
Loan origination costs are included in our loan balances and are recognized in interest, dividend and fee income, loans, over the life of the resulting loan. Prior to November 1, 2006, an equal amount of loan origination costs were recognized each period over the life of the resulting loan. The new rules require that we use the effective interest method to recognize loan origination costs whereby the amount recognized varies over the life of the loan based on principal outstanding.
     As at November 1, 2006, we adjusted our deferred loan origination costs to what the balance would have been had we always used the effective interest method to recognize loan origination costs. The impact was a decrease in loans, residential mortgages of $87 million, a decrease in future income tax liability of $30 million and a decrease in retained earnings of $57 million.

30 • BMO Financial Group Third Quarter Report 2007

Note 3 • Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion  related  to  other  credit  instruments  is  recorded  in  other liabilities in our
Consolidated Balance Sheet. As at July 31, 2007 and July 31, 2006 there was no allowance for credit losses related to other credit instruments included in other liabilities.
     A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended						For the nine months ended
	Specific Allowance		General Allowance		Total		Specific Allowance		General Allowance		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Balance at beginning of period	$158	$178	$901	$939	$1,059	$1,117	$153	$169	$905	$959	$1,058	$1,128
Provision for credit losses	91	42	–	–	91	42	202	160	–	–	202	160
Recoveries	24	33	–	–	24	33	67	88	–	–	67	88
Write-offs	(116)	(90)	–	–	(116)	(90)	(274)	(252)	–	–	(274)	(252)
Foreign exchange and other	–	1	(13)	4	(13)	5	9	(1)	(17)	(16)	(8)	(17)

Balance at end of period	$157	$164	$888	$943	$1,045	$1,107	$157	$164	$888	$943	$1,045	$1,107

Note 4 • Securitization
During the quarter ended July 31, 2007, we securitized residential mortgages totalling $1,245 million for total cash proceeds of $1,207 million ($2,692 million and $2,636 million respectively, for the nine months ended July 31, 2007). There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $2 million of gains in non-interest revenue, securitization revenues, $38 million of deferred purchase price in available-for-sale securities and $8 million of servicing liability in other liabilities related to the securitization of those loans ($12 million, $100 million and $20 million respectively, for the nine months ended July 31, 2007).
The key weighted-average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.3 years, a prepayment rate of 10.0%, an interest rate of 5.07% and a discount rate of 5.01% (4.5 years and 9.6%, 5.19% and 4.57% respectively, for the nine months ended July 31, 2007).
     In addition, gains on sales of loans sold to all revolving securitization vehicles were $39 million for the quarter ended July 31, 2007 ($143 million for the nine months ended July 31, 2007).

Note 5 • Acquisitions
Ozaukee Bank
On July 10, 2007, we announced that we had reached a definitive agreement to purchase Ozaukee Bank. Under the agreement, Ozaukee Bank shareholders will receive approximately 3 million shares of Bank of Montreal. The exact number of shares will be determined based on a formula prior to closing. The acquisition of Ozaukee Bank is subject to regulatory approval and the approval of Ozaukee Bank shareholders. The acquisition of Ozaukee Bank is expected to close later this calendar year, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. Ozaukee Bank will be part of our Personal and Commercial Banking U.S. reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On July 10, 2007, we announced that we had reached a definitive agreement to purchase Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”) for total cash consideration of approximately $146 million. The acquisition of Merchants and Manufacturers is subject to regulatory approval and the approval of Merchants and Manufacturers shareholders. The acquisition of Merchants and Manufacturers is expected to close later this calendar year, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. Merchants and Manufacturers will be part of our Personal and Commercial Banking U.S. reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $42 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Banking U.S. reporting segment.

BMO Financial Group Third Quarter Report 2007 • 31

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

		July 31,	July 31,
(Canadian $ in millions)		2007	2006
		bcpbank
	First National	Canada	Villa Park

Cash resources	$110	$47	$16
Securities	317	23	54
Loans	1,013	293	247
Premises and equipment	30	9	5
Goodwill	172	14	44
Core deposit intangible asset	37	5	7
Other assets	52	2	4

Total assets	1,731	393	377

Deposits	1,376	339	296
Other liabilities	10	12	5

Total liabilities	1,386	351	301

Purchase price	$345	$42	$76

The allocation of the purchase price for First National and bcpbank Canada is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 6 • Employee Compensation
Change in Accounting Policy
During the year ended October 31, 2006, we adopted the CICA’s new accounting requirements for stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire be expensed at the time of grant. Previously, we amortized the cost over the vesting period. Prior periods have been restated to reflect this change.
Stock Options
During the nine months ended July 31, 2007, we granted a total of 1,229,500 stock options. The weighted-average fair value of these options was $7.56 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the nine months ended July 31, 2007

Expected dividend yield	3.8%
Expected share price volatility	15.6%
Risk-free rate of return	4.0%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006

Benefits earned by employees	$35	$34	$5	$4
Interest cost on accrued benefit liability	54	51	12	13
Actuarial loss recognized in expense	16	20	4	5
Amortization of plan amendment costs	3	1	–	(2)
Expected return on plan assets	(70)	(63)	(1)	(2)

Benefits expense	38	43	20	18
Canada and Quebec pension plan expense	14	13	–	–
Defined contribution expense	3	2	–	–

Total pension and other employee future benefit expenses	$55	$58	$20	$18

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the nine months ended		For the nine months ended
	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006

Benefits earned by employees	$114	$103	$16	$14
Interest cost on accrued benefit liability	164	155	37	35
Actuarial loss recognized in expense	46	62	12	12
Amortization of plan amendment costs	8	4	(3)	(4)
Expected return on plan assets	(209)	(189)	(4)	(4)

Benefits expense	123	135	58	53
Canada and Quebec pension plan expense	44	41	–	–
Defined contribution expense	11	8	–	–

Total pension and other employee future benefit expenses	$178	$184	$58	$53

32 • BMO Financial Group Third Quarter Report 2007

Note 7 • Restructuring Charge
On January 31, 2007, we recorded a restructuring charge of $135 million in the Consolidated Statement of Income. The objectives of the restructuring are to enhance customer service by directing spending and resources on front-line sales and service improvements; creating more efficient processes and systems across the company and continuing to accelerate the pace of the company’s growth.
     The charge relates to the elimination of approximately 1,000 positions in primarily non-customer-facing areas of the company across all support functions and business groups. Of the charge, $117 million relates to severance-related costs, $11 million is associated with premises-related charges and $7 million relates to other costs.
     Premises-related charges include lease cancellation payments for those locations where we have legally extinguished our lease obligation as well as the carrying value of abandoned assets.
     We engaged a professional services firm to provide us with strategic and organizational advice with respect to the restructuring initiatives. A charge of $7 million for these services has been included in the restructuring charge.

	Severance-	Premises-
	related	related
	charges	charges	Other	Total

Opening balance	$117	$11	$7	$135
Paid in the quarter	(7)	–	(7)	(14)

Balance as at January 31, 2007	110	11	–	121
Paid in the quarter	(5)	(10)	–	(15)

Balance as at April 30, 2007	105	1	–	106
Paid in the quarter	(17)	–	–	(17)

Balance as at July 31, 2007	$88	$1	$–	$89

Note 8 • Subordinated debt
During the quarter ended July 31, 2007, we redeemed all of our 7.92% Debentures, Series 22, due 2012, totalling $150 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.
     During the quarter ended July 31, 2007, we issued $1.2 billion of subordinated debt  under  our  Canadian  Medium - Term  Note  Program.   The  issue,  Series  D
Medium-Term Notes, Second Tranche, is due June 2017. Interest on this issue is payable semi-annually at a fixed rate of 5.20% until June 21, 2012, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
     During the quarter ended April 30, 2007, our US$300 million 7.80% Notes matured.

Note 9 • Share Capital
During the quarter ended January 31, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.
     During the quarter ended July 31, 2007, we repurchased 2,809,900 common shares at an average cost of $69.12 per share, totalling $195 million. During the quarter ended July 31, 2006, we repurchased 2,544,900 common shares at an average cost of $61.90 per share, totalling $158 million.
     During the nine months ended July 31, 2007, we repurchased 6,215,300 common  shares  at  an  average  cost  of  $69.69  per  share,  totalling $433 million.
During the nine months ended July 31, 2006, we repurchased 4,944,400 common shares at an average cost of $63.13 per share, totalling $312 million.
     On August 27, 2007, we redeemed all our 8,000,000 Non-Cumulative Class B Preferred Shares, Series 4, at a price of $25.00 per share, together with declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $200 million.
     There have been 6,681,100 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2007 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	July 31, 2007
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 4	8,000,000	$200	common shares (b)
Class B – Series 6	10,000,000	250	common shares (b)

		450

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–

		946
Common Shares	498,943,821	4,372	–

Share Capital		$5,318

Stock options issued under stock option plan		n/a	21,229,981 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2006 on pages 118 to 121 of our 2006 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c) Face value is US$300 million.
n/a — not applicable

BMO Financial Group Third Quarter Report 2007 • 33

Note 10 • Contingent Liabilities
Following our recent disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, the Bank has received inquiries, requests for  documents  and  subpoenas  pertaining  to  the  trading  losses  from  securities, commodities, banking and law enforcement authorities. As these inquiries are in the early stages, we are unable to determine whether any proceedings against the Bank will result. The Bank is cooperating with all of these authorities.

Note 11 • United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006

Net Income – Canadian GAAP	$660	$710	$1,679	$1,967
United States GAAP adjustments	(4)	(3)	(28)	(42)

Net Income – United States GAAP	$656	$707	$1,651	$1,925

Earnings Per Share
Basic – Canadian GAAP	$1.30	$1.41	$3.29	$3.88
Basic – United States GAAP	1.30	1.39	3.24	3.79
Diluted – Canadian GAAP	1.28	1.38	3.24	3.80
Diluted – United States GAAP	1.27	1.37	3.18	3.72

Hybrid Financial Instruments
During the quarter ended January 31, 2007, we adopted the new United States accounting standard on hybrid financial instruments. The new rules allow us to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. Under the previous rules, only the embedded derivative in the hybrid financial instrument was recorded at fair value. We did not elect to measure any hybrid financial instruments at fair value. The new standard did not have any impact on our consolidated financial statements.
Pensions and Other Employee Future Benefits
During the quarter ended January 31, 2007, we adopted the new United States accounting standard on pensions and other employee future benefit plans. The new rules require us to recognize in our Consolidated Balance Sheet the funded status of the pension benefit and other employee future benefit plans, with a corresponding adjustment to accumulated other comprehensive income, net of tax. There will be no change in the calculation of the pension and other employee future benefits expense.
Financial Instruments
During the quarter ended January 31, 2007, we adopted new Canadian accounting requirements for financial instruments, hedges and other comprehensive income, which are harmonized with the United States accounting standards (see Note 2).

34 • BMO Financial Group Third Quarter Report 2007

Note 12 • Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes Technology and Operations (“T&O”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Services include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
      T&O manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.
      Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to P&C, PCG, and BMO CM and only minor amounts are retained in T&O’s results. As such, results for Corporate Services largely reflect operating results of Corporate units.
      Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.
     Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group Third Quarter Report 2007 • 35

Note 12 • Operating and Geographic Segmentation (continued)
Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total	Teb	Total
For the three months ended July 31, 2007	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$800	$181	$154	$254	$(88)	$1,301	$(54)	$1,247
Non-interest revenue	454	45	366	437	6	1,308	–	1,308

Total Revenue	1,254	226	520	691	(82)	2,609	(54)	2,555
Provision for credit losses	81	9	1	19	(19)	91	–	91
Non-interest expense	670	177	357	445	10	1,659	–	1,659

Income before taxes and non-controlling
interest in subsidiaries	503	40	162	227	(73)	859	(54)	805
Income taxes	153	14	57	31	(74)	181	(54)	127
Non-controlling interest in subsidiaries	–	–	–	–	18	18	–	18

Net Income	$350	$26	$105	$196	$(17)	$660	$–	$660

Average Assets	$120,000	$23,454	$7,033	$210,834	$4,014	$365,335	$–	$365,335

Goodwill (As At)	$107	$708	$320	$95	$2	$1,232	$–	$1,232

	P&C	P&C			Corporate	Total	Teb	Total
For the three months ended July 31, 2006	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$760	$184	$148	$200	$(25)	$1,267	$(33)	$1,234
Non-interest revenue	469	45	329	477	16	1,336	–	1,336

Total Revenue	1,229	229	477	677	(9)	2,603	(33)	2,570
Provision for credit losses	78	8	1	20	(65)	42	–	42
Non-interest expense	674	168	344	385	29	1,600	–	1,600

Income before taxes and non-controlling
interest in subsidiaries	477	53	132	272	27	961	(33)	928
Income taxes	130	23	49	69	(39)	232	(33)	199
Non-controlling interest in subsidiaries	–	–	–	–	19	19	–	19

Net Income	$347	$30	$83	$203	$47	$710	$–	$710

Average Assets	$115,777	$21,879	$6,611	$165,473	$4,917	$314,657	$–	$314,657

Goodwill (As At)	$93	$587	$324	$98	$2	$1,104	$–	$1,104

	P&C	P&C			Corporate	Total	Teb	Total
For the nine months ended July 31, 2007	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$2,295	$558	$458	$741	$(269)	$3,783	$(136)	$3,647
Non-interest revenue	1,334	132	1,086	807	143	3,502	–	3,502

Total Revenue	3,629	690	1,544	1,548	(126)	7,285	(136)	7,149
Provision for credit losses	242	27	2	58	(127)	202	–	202
Non-interest expense	1,974	535	1,075	1,168	194	4,946	–	4,946

Income before taxes and non-controlling
interest in subsidiaries	1,413	128	467	322	(193)	2,137	(136)	2,001
Income taxes	447	46	166	(55)	(202)	402	(136)	266
Non-controlling interest in subsidiaries	–	–	–	–	56	56	–	56

Net Income	$966	$82	$301	$377	$(47)	$1,679	$–	$1,679

Average Assets	$118,307	$23,921	$6,960	$202,653	$3,574	$355,415	$–	$355,415

Goodwill (As At)	$107	$708	$320	$95	$2	$1,232	$–	$1,232

	P&C	P&C			Corporate	Total	Teb	Total
For the nine months ended July 31, 2006	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$2,186	$556	$424	$582	$(125)	$3,623	$(94)	$3,529
Non-interest revenue	1,236	125	1,004	1,565	65	3,995	–	3,995

Total Revenue	3,422	681	1,428	2,147	(60)	7,618	(94)	7,524
Provision for credit losses	235	23	2	60	(160)	160	–	160
Non-interest expense	1,922	503	1,007	1,211	97	4,740	–	4,740

Income before taxes and non-controlling
interest in subsidiaries	1,265	155	419	876	3	2,718	(94)	2,624
Income taxes	395	64	148	204	(117)	694	(94)	600
Non-controlling interest in subsidiaries	–	–	–	–	57	57	–	57

Net Income	$870	$91	$271	$672	$63	$1,967	$–	$1,967

Average Assets	$113,706	$21,812	$6,490	$158,715	$4,731	$305,454	$–	$305,454

Goodwill (As At)	$93	$587	$324	$98	$2	$1,104	$–	$1,104

(1)	Corporate Services includes Technology and Operations.
(2)	Taxable equivalent basis — see Basis of Presentation section.

36 • BMO Financial Group Third Quarter Report 2007

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions), Taxable equivalent basis (1)
			Other
For the three months ended July 31, 2007	Canada	United States	countries	Total

Net interest income	$991	$231	$79	$1,301
Non-interest revenue	1,030	184	94	1,308

Total Revenue	2,021	415	173	2,609
Provision for credit losses	59	32	–	91
Non-interest expense	1,219	402	38	1,659

Income before taxes and non-controlling interest in subsidiaries	743	(19)	135	859
Income taxes	192	(28)	17	181
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$538	$4	$118	$660

Average Assets	$221,240	$111,384	$32,711	$365,335

Goodwill (As At)	$424	$808	$–	$1,232

			Other
For the three months ended July 31, 2006	Canada	United States	countries	Total

Net interest income	$980	$248	$39	$1,267
Non-interest revenue	945	348	43	1,336

Total Revenue	1,925	596	82	2,603
Provision for credit losses	56	(14)	–	42
Non-interest expense	1,126	442	32	1,600

Income before taxes and non-controlling interest in subsidiaries	743	168	50	961
Income taxes	208	42	(18)	232
Non-controlling interest in subsidiaries	14	5	–	19

Net Income	$521	$121	$68	$710

Average Assets	$195,496	$90,954	$28,207	$314,657

Goodwill (As At)	$410	$694	$–	$1,104

			Other
For the nine months ended July 31, 2007	Canada	United States	countries	Total

Net interest income	$2,810	$738	$235	$3,783
Non-interest revenue	3,086	212	204	3,502

Total Revenue	5,896	950	439	7,285
Provision for credit losses	170	36	(4)	202
Non-interest expense	3,581	1,241	124	4,946

Income before taxes and non-controlling interest in subsidiaries	2,145	(327)	319	2,137
Income taxes	535	(185)	52	402
Non-controlling interest in subsidiaries	40	16	–	56

Net Income	$1,570	$(158)	$267	$1,679

Average Assets	$211,032	$111,574	$32,809	$355,415

Goodwill (As At)	$424	$808	$–	$1,232

			Other
For the nine months ended July 31, 2006	Canada	United States	countries	Total

Net interest income	$2,747	$769	$107	$3,623
Non-interest revenue	2,782	1,078	135	3,995

Total Revenue	5,529	1,847	242	7,618
Provision for credit losses	161	–	(1)	160
Non-interest expense	3,350	1,289	101	4,740

Income before taxes and non-controlling interest in subsidiaries	2,018	558	142	2,718
Income taxes	543	171	(20)	694
Non-controlling interest in subsidiaries	41	16	–	57

Net Income	$1,434	$371	$162	$1,967

Average Assets	$191,337	$87,794	$26,323	$305,454

Goodwill (As At)	$410	$694	$–	$1,104

(1)	Taxable equivalent basis – see Basis of Presentation section.
BMO Financial Group Third Quarter Report 2007 • 37